Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-263546

August 14, 2023

Huntington Bancshares Incorporated

6.208% Fixed-to-Floating Rate Senior Notes due 2029 (the “Notes”)

SUMMARY OF TERMS DATED AUGUST 14, 2023

Issuer	Huntington Bancshares Incorporated

Security	6.208% Fixed-to-Floating Rate Senior Notes due 2029

Note Type	Fixed-to-Floating Rate Senior Notes

Legal Format	SEC Registered (Registration Statement No. 333-263546)

Aggregate Principal Amount Offered	$1,250,000,000

Minimum Denominations	$2,000

Minimum Increments	$1,000

Trade Date	August 14, 2023

Settlement Date	August 21, 2023 (T+5) (“Issue Date”)

Maturity Date	August 21, 2029

Benchmark Treasury	UST 4.125% due July 31, 2028

Benchmark Treasury Price & Yield	98-31 / 4.358%

Spread to Benchmark Treasury	+185 bps

Fixed Rate Period	The period from (and including) the Issue Date to (but excluding) August 21, 2028.

Floating Rate Period	The period from (and including) August 21, 2028 to (but excluding) the Maturity Date.

Interest Rate

From (and including) the Issue Date to (but excluding) August 21, 2028 (the “Fixed Rate Period”) interest on the Notes will be payable at a rate of 6.208% per annum.

From (and including) August 21, 2028 to (but excluding) the Maturity Date (the “Floating Rate Period”), the interest rate on the Notes will be equal to the Benchmark (as defined below) plus the Floating Rate Spread (as defined below).

Interest Payment Dates

Fixed Rate Period

Semi-annually on each February 21 and August 21, commencing on February 21, 2024, and ending on August 21, 2028.

Floating Rate Period

Quarterly on November 21, 2028, February 21, 2029, May 21, 2029 and on the Maturity Date (each a “Floating Rate Period Interest Payment Date”).

Floating Rate Interest Period	During the Floating Rate Period, the period beginning on (and including) a Floating Rate Period Interest Payment Date and ending on (but excluding) the next succeeding Floating Rate Period Interest Payment Date or the Maturity Date (each, a “Floating Rate Interest Period”); provided that the first Floating Rate Interest Period for the Notes will begin on (and include) August 21, 2028 and will end on (but exclude) the first Floating Rate Period Interest Payment Date.

Interest Determination Date	The second U.S. Government Securities Business Day preceding the applicable Floating Rate Period Interest Payment Date (each, an “Interest Determination Date”).

Record Date	The fifteenth calendar day (whether or not a business day) preceding the related Interest Payment Date.

Benchmark	The “Benchmark” means, initially, the Compounded SOFR Index Rate; provided that if a Benchmark Transition Event and related Benchmark Replacement Date have occurred with respect to SOFR or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.

Floating Rate Spread	+202 bps

Optional Redemption Provision

On or after February 17, 2024 (180 days after the Issue Date) (or, if additional notes are issued, beginning 180 days after the issue date of such additional notes), and prior to August 21, 2028 (one year prior to the Maturity Date) (the “First Par Call Date”), we may redeem the Notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the First Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On the First Par Call Date, we may redeem the Notes, in whole but not in part, or on or after July 21, 2029 (one month prior to the Maturity Date), in whole or in part, at any time and from time to time, in each case at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Price to Public	100.000% of the face amount

Underwriting Discount	0.350% of the face amount

Net Proceeds	$1,245,625,000

Listing	None

Joint Book-Running Managers	Citigroup Global Markets Inc. Huntington Securities, Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Co-Managers	Academy Securities, Inc. Keefe, Bruyette & Woods, Inc.

CUSIP Number	446150 BC7

ISIN	US446150BC73

The underwriters expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company for the accounts of its participants, including Clearstream Banking, S.A. and Euroclear Bank S.A./N.V., as operator of the Euroclear System, against payment in New York, New York on or about August 21, 2023, which is the fifth business day following the date of the pricing of the Notes (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 promulgated under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement. Such purchasers should consult their own advisors.

The Issuer has filed a registration statement (File Number 333-263546) (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission for the offering to which this communication relates. Capitalized terms used herein but not defined have the meanings given to them in the preliminary prospectus supplement. Before you invest, you should read the prospectus and the preliminary prospectus supplement related to that registration statement and other documents that the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the website of the Securities and Exchange Commission at www.sec.gov. Copies of the prospectus, preliminary prospectus supplement and any subsequently filed prospectus supplement relating to the offering may be obtained from Citigroup Global Markets Inc., telephone: 1-800-831-9146 (toll-free); Huntington Securities, Inc., telephone: 1-800-824-5652 (toll-free); J.P. Morgan Securities LLC, telephone: 1-212-834-4533 (collect); and Morgan Stanley & Co. LLC, telephone: 1-866-718-1649 (toll-free).

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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